James M. Prince jprince@velaw.com
Tel 713.758.3710 Fax 713.615.5962
November 18, 2005
VIA EDGAR, FEDERAL EXPRESS AND TELECOPY
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ryan Milne

Re:	National-Oilwell, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 8, 2005
File No. 001-12317
Ladies and Gentlemen:
     On behalf of National Oilwell Varco, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”).
     For the reasons discussed below, the Company intends to amend its 2004 Form 10-K to address the matters raised by comments 4 and 8. With respect to the other comments, for the reasons stated in this response letter, the Company believes that any revised or supplemental disclosure would not be material to the Company’s overall historical disclosure. Accordingly, as indicated in this letter, the Company respectfully requests that the Staff permit the Company to address any of these revised or supplemental disclosures in its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), rather than amending or supplementing the disclosure in the 2004 Form 10-K.
     For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

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United States Securities and Exchange Commission November 18, 2005 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2004
General
1.	Please provide us with your analysis of the significance of your investment in your Lanzhou, China joint venture to support your exclusion of its financial statements. Refer to Rule 3-09 of Regulation S-X for further guidance.

Response: In response to the Staff’s comment, attached hereto as Exhibit A is the Company’s analysis of the significance of its investment in its Lanzhou, China joint venture, which the Company believes supports the Company’s conclusion that separate financial statements of the joint venture are not required under Rule 3-09 of Regulation S-X.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15
2.	We note your disclosure on page 10 that approximately 44% of your revenues were derived from operations outside the United States. To the extent material, please enhance your discussion and analysis to address the impact of foreign currency exchange on your financial results.

Response: Overall, the weakening of the U.S. dollar and resultant foreign currency exchange impact reduced the Company’s 2004 operating income by only approximately $4.9 million, or less than 3%, which the Company concluded was not material to either its consolidated or segment operating results. The Company will continue to monitor the impact of foreign currency exchange on its financial results, including present and future trends. To the extent the impact becomes material, the Company will provide such enhanced disclosure in its future filings.
Year 2003 versus 2002, page 16
3.	Please clarify your description of flow-through percentage to explain what incremental revenues are. Additionally, tell us how you considered Item 10(e) of Regulation S-K in determining whether flow-through percentage is a non-GAAP financial measure.

Response: Company management uses flow-through percentage as a measure of operating leverage. The percentage, or ratio, is derived directly from the Company’s financial statements. Incremental means the actual period to period changes in revenues and operating income. A flow-through percentage represents the percentage change, which is calculated by dividing the incremental change in operating income

United States Securities and Exchange Commission November 18, 2005 Page 3
over the incremental change in revenues. The Company has considered Item 10(e) of Regulation S-K, specifically 10(e)(2)(ii), and has concluded that a flow-through percentage is not a non-GAAP measure because it is a ratio derived from amounts determined in accordance with GAAP. The Company will endeavor in future filings to clarify the description of this ratio.
Disclosure Controls and Procedures, page 25
4.	Please disclose whether your disclosure controls and procedures were effective as of the end of the period. Refer to Item 307 of Regulation S-K for further guidance.

Response: Upon completion of the due diligence review of the Company’s chief financial officer as discussed in greater detail below in comment 8, the Company intends to disclose in an amendment to the 2004 Form 10-K whether its controls and procedures were effective as of the end of the period covered by the 2004 Form 10-K. The Company will ensure that its revised disclosure complies with Item 307 of Regulation S-K.
Notes to Consolidated Financial Statements, page 38
Note 1. Summary of Significant Accounting Policies, page 38
Derivative Financial Instruments, page 38
5.	We note on page 20 that you have entered into interest rate swap agreements to fix the interest rate for certain borrowings based on a spread over EURIBOR. We further note on page 45 that you do not have any borrowings outstanding against your credit facilities. Please tell us how your interest rate swap agreements qualify for hedge accounting. Additionally, if you are able to support for us that your interest rate swap agreements are effective, then please tell us why you have accounted for this derivative instrument as a cash flow hedge instead of a fair value hedge. Cite specific accounting literature in your response.

Response: The Company had no interest rate swap agreements as of December 31, 2004. To the extent appropriate, the Company will ensure its future disclosures do not imply that it has entered into an interest rate swap agreement.

6.	Please enhance your disclosure regarding your derivative instruments by including, to the extent applicable and material, the disclosures set forth by paragraphs 44 and 45 of SFAS 133.

Response: The Company has reviewed its disclosures regarding derivative instruments and believes those disclosures include the required qualitative disclosures set forth in paragraph 44 of SFAS 133, including the Company’s objectives for

United States Securities and Exchange Commission November 18, 2005 Page 4
holding the instruments, the strategies for achieving those objectives and a description of the transactions for which risks are hedged. The Company has not included the quantitative disclosures set forth in paragraph 45 of SFAS 133 as such amounts were not material as of and for the period ended December 31, 2004. The Company will include the required quantitative disclosures in future filings to the extent such amounts become material.
Revenue Recognition, page 41
7.	We note that you derive revenue from (1) equipment rentals and (2) outsourcing and alliance arrangements to provide procurement, inventory management and logistics support services. Please enhance your revenue recognition policy footnote to address when and how you recognize revenue related to these two revenue streams.

Response: The Company’s revenue from equipment rentals and outsourcing/alliance arrangements is recognized on purchase orders or contracts when product delivery has occurred or services have been rendered, pricing is fixed and determinable, and collection is reasonably assured. The Company recognized revenue of $99 million and $8 million in 2004 related to equipment rentals and outsourcing/alliance arrangements, respectively. The Company did not specifically disclose its policy related to these revenue streams as it concluded such amounts were not material. To the extent the revenue streams become material, the Company will provide enhanced disclosure in its future filings.
Certifications, Exhibit 31.1 and 31.2
8.	Please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item 601(b)(31) of Regulation S-K.

Response: Upon completion of the due diligence review of the Company’s chief financial officer as discussed in greater detail below, the Company intends to file revised Rule 13a-14(a)/15d-14(a) certifications as exhibits to an amendment to the 2004 Form 10-K.

In connection with the proposed filing of an amendment to the 2004 Form 10-K, we note that the 2004 Form 10-K was filed prior to the consummation of the merger of National-Oilwell, Inc. and Varco International, Inc. The Company’s current chief financial officer, the former chief financial officer of Varco, was appointed to his current office upon consummation of the merger and was not involved in the preparation of the 2004 Form 10-K. In addition, the Company has a new corporate controller and chief accounting officer, who was formerly Varco’s controller and was also not involved in the preparation of the 2004 Form 10-K. Accordingly, in order to file the proposed amendment, including the revised Item 9A disclosure and the required Rule 13a-14(a)/15d-14(a) certifications, the Company’s chief financial officer is currently engaged in an extensive due diligence review of the Company’s disclosure

United States Securities and Exchange Commission November 18, 2005 Page 5
procedures and controls as they existed for the period covered by the 2004 Form 10-K. That review also requires discussions with various employees and directors who were involved in the preparation and review of the 2004 Form 10-K. Assuming the successful completion of his review, the Company intends to file an amendment to the 2004 Form 10-K as described above.
          In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3710 or, in his absence, Gillian Hobson at (713) 758-3747.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ JAMES M. PRINCE
James M. Prince

cc:	Clay C. Williams
Dwight W. Rettig
Raymond Chang

United States Securities and Exchange Commission November 18, 2005 Page 6
EXHIBIT A
Significant Subsidiary Test of Joint Venture in Lanzhou, China
All amounts are as of December 31, 2004 or for the year ended December 31, 2004
(in thousands)

(1) Investment:
Investment in Lanzhou	$15,133
Receivable from Lanzhou	1,843

Investment in Lanzhou	$16,976

Consolidated assets	$2,598,700

0.7%

(2) Total assets:
Total assets of Lanzhou	$60,696

Consolidated assets	$2,598,700

2.3%

(3) Income:
Income before taxes and minority interest — Lanzhou	$5,645
Minority interest in Lanzhou	(2,064)

Equity in Lanzhou’s income	$3,581

Consolidated income before taxes and minority interest	$131,457

2.7%